Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: June 3, 2021

FOR IMMEDIATE RELEASE

PLAYSTUDIOS AND MGM RESORTS INTERNATIONAL

EXPAND PARTNERSHIP, ADD MGM NORTHFIELD PARK

TO PLAYER REWARDS PORTFOLIO

Expansion continues to validate the benefit of playAWARDS loyalty marketing to MGM hotel and resort destinations

LAS VEGAS – Award-winning mobile game developer PLAYSTUDIOS is expanding its partnership with global hospitality brand MGM Resorts International, securing the exclusive social and mobile gaming rights to Ohio’s MGM Northfield Park. Players of PLAYSTUDIOS free-to-play mobile apps will now see the Cleveland-area gaming and entertainment destination showcased in the playAWARDS portfolio of in-game rewards. Players who accumulate loyalty points during gameplay can now redeem their points for those exclusive new rewards. PLAYSTUDIOS recently entered into a merger agreement with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) (“Acies”) which, upon closing, will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS.”

MGM Northfield Park boasts a lineup of vibrant restaurants and bars, including TAP Sports Bar, Concerto Italian Kitchen and Kosar’s Wood-Fired Grill (named for Cleveland Browns legend Bernie Kosar); as well as A-list musical artists and comedians in Center Stage and The Neon Room; and a high-energy casino and gaming floor at the center of the excitement.

“We know that our players are always looking for rewards that they can enjoy close to home,” says PLAYSTUDIOS Founder, Chair, and Chief Executive Officer Andrew Pascal. “Adding MGM Northfield Park to our collection opens up new geographic possibilities and serves as a further testament to the value of our collaboration with MGM Resorts International.

“Northfield Park is the 18th MGM property to join playAWARDS, extending an incredibly successful partnership that began nearly 10 years ago.”

The playAWARDS rewards portfolio includes a collection of real-world perks from the world’s most popular travel, leisure, lifestyle, and entertainment brands. Today, players can access an exciting lineup of exclusive rewards from MGM Resorts International properties, including Bellagio, ARIA, Vdara, MGM Grand, Mandalay Bay, Park MGM, The Mirage, New York-New York, Luxor, Excalibur, Beau Rivage, Gold Strike, Borgata, MGM Detroit, MGM National Harbor, MGM Springfield, and MGM Cotai.

David Tsai, President of the Midwest Group for MGM Resorts, adds, “Throughout the years, PLAYSTUDIOS apps have introduced millions of players to the virtual and real-world thrills of our resorts. With the addition of MGM Northfield Park to the playAWARDS portfolio, players and guests can experience the excitement of our resorts throughout the country.”

PLAYSTUDIOS games are available to download free on iOS, Android, Kindle, and Facebook.

Business Combination Transaction

On February 1, 2021, PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) entered into a proposed business combination (the “Business Combination”) with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) ("Acies"). On May 26, Acies announced that it has scheduled an extraordinary general meeting of its shareholders for June 17, 2021 (the “Special Meeting”) to approve the combination with PLAYSTUDIOS. The Business Combination, if approved by Acies’ shareholders, is expected to close as soon as practicable following shareholder approval. The closing of the transaction will result in the Company becoming a Nasdaq listed company under the ticker symbol "MYPS.”

About playAWARDS

Created by award-winning game developer PLAYSTUDIOS, playAWARDS is an innovative, scalable, and cost-efficient loyalty marketing program that connects the world’s leading entertainment, retail, technology, travel, leisure, and gaming companies with a valuable, highly-engaged audience of mobile and social gamers. By integrating branded content and promotional offerings into PLAYSTUDIOS’ portfolio of casual, free-to-play mobile apps, playAWARDS keeps its rewards partners top-of-mind while converting entertaining digital impressions into real-world brand engagement. The playAWARDS platform also provides partners with a powerful suite of management and analytics tools that offer deep, actionable insights into audience engagement and program performance.

About PLAYSTUDIOS

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 17 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com.

About MGM Resorts International

MGM Resorts International (NYSE: MGM) is an S&P 500® global entertainment company with national and international locations featuring best-in-class hotels and casinos, state-of-the-art meetings and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings. MGM Resorts creates immersive, iconic experiences through its suite of Las Vegas-inspired brands. The MGM Resorts portfolio encompasses 29 unique hotel and destination gaming offerings in the United States and Macau, including some of the most recognizable resort brands in the industry such as Bellagio, MGM Grand, ARIA and Park MGM. The Company's 50/50 venture, BetMGM, LLC, offers U.S. sports betting and online gaming through market-leading brands, including BetMGM and partypoker. The Company is currently pursuing targeted expansion in Asia through the integrated resort opportunity in Japan. Through its “Focused on What Matters: Embracing Humanity and Protecting the Planet” philosophy, MGM Resorts commits to creating a more sustainable future, while striving to make a bigger difference in the lives of its employees, guests, and in the communities where it operates. The global employees of MGM Resorts are proud of their company for being recognized as one of FORTUNE® Magazine's World's Most Admired Companies®. For more information, please visit us at mgmresorts.com. Please also connect with us @MGMResortsIntl on Twitter as well as Facebook and Instagram.

About MGM Northfield Park

MGM Northfield Park is Ohio’s award-winning gaming, dining, and entertainment destination, located on the Northfield Park harness racing grounds, which offers more than 200 live harness races each year. The racino offers nearly 2,000 gaming devices; an array of dining options such as Kosar’s Wood-Fired Grill, Concerto Italian Kitchen and TAP Sports Bar; unparalleled live music and comedy events at Center Stage, a concert-style music venue, and The Neon Room, a high-energy lounge; and hosts guests for a variety of corporate and special events. The property also boasts a retail shop and state-of-the-art gas service station and car wash. For more information, visit mgmnorthfieldpark.com.

###

Media Contact

Rossetti Public Relations

playstudios@rossettipr.com

MGM Resorts International:

Stacy Hamilton

MGM Resorts Public Relations

shamilton@mgmresorts.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the closing of the business combination transaction between the Company and Acies. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies; (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; or (4) other risks and uncertainties included in Acies’ or the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks included under the heading “Risk Factors” in the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement/prospectus relating to the proposed business combination filed by Acies with the SEC, those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Acies filed a registration statement on Form S-4 with the SEC on February 16, 2021 (File No. 333-253135), which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The registration statement was declared effective May 25, 2021. Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date of May 14, 2021. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.